SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 13)

                    Under the Securities Exchange Act of 1934

                         HALO TECHNOLOGY HOLDINGS, INC.
                         ------------------------------
                                (Name of Issuer)

                        COMMON STOCK, $0.00001 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                    40637E106
                                    ---------
                                 (CUSIP Number)

                                  Adam Blonsky
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2007
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40637E106                   13D/A                    Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Crestview Capital Master, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,816,413 (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,816,413 (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,816,413 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.4%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

CUSIP No. 40637E106                   13D/A                    Page 3 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Crestview Capital Partners, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,816,413 (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,816,413 (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,816,413 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.4%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*



________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Based upon 34,723,185 issued and outstanding shares of Common Stock, calculated as the sum of (i) 30,723,185 issued and outstanding shares of Common Stock as of February 1, 2007, as reported in the Issuer's Form 10-QSB for the fiscal quarter ended December 31, 2006 and filed on February 14, 2007 with the Securities and Exchange Commission, and (ii) 4,000,000 shares of Common Stock underlying the currently-convertible Subordinated Secured Promissory Note held by Crestview Capital Master, LLC.

This Amendment No. 13 ("Amendment No. 13") is being filed jointly by Crestview Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC ("Crestview Partners") (each, a "Reporting Person" and, collectively, the "Reporting Persons") and amends the Schedule 13D filed by the Reporting Persons on March 23, 2006, as amended by Amendment No. 1 thereto filed on March 23, 2006, as amended by Amendment No. 2 thereto filed on July 24, 2006, as amended by Amendment No. 3 thereto filed on July 28, 2006, as amended by Amendment No. 4 thereto filed on August 11, 2006, as amended by Amendment No. 5 thereto filed on December 20, 2006, as amended by Amendment No. 6 thereto filed on March 27, 2007, as amended by Amendment No. 7 thereto filed on April 6, 2007, as amended by Amendment No. 8 thereto filed on April 16, 2007, as amended by Amendment No. 9 thereto filed on April 18, 2007, as amended by Amendment No. 10 thereto filed on April 30, 2007, as amended by Amendment No. 11 thereto filed on May 3, 2007, as amended by Amendment No. 12 thereto filed on May 4, 2007 (collectively, the "Schedule 13D"). Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

On May 14, the Reporting Persons informed the Issuer that they are prepared to increase the cash portion of the contemplated purchase price for the Empagio business to $15.2 million and that they remain ready to seek to mutually resolve all other aspects of a transaction with the Reporting Persons as soon as possible.

On May 10, an advisor to the Reporting Persons indicated to the Issuer that the Reporting Persons might be prepared to pay a $15 million cash purchase price for the business of Empagio. On May 11, the advisor indicated to the Issuer that the Issuer would have to propose to the Reporting Persons the terms on which the Issuer would be prepared to proceed with a transaction with the Reporting Persons for the Empagio business and discussions and communication continued through May 13. On May 12, counsel to the Reporting Persons produced a revised draft of an asset purchase agreement for consideration of the parties. In an effort to reach an agreement with the Issuer, the Reporting Persons indicated that they were prepared to pay total consideration for the Empagio business of $15 million in cash, together with the assumption by the acquired Empagio business of the $2 million subordinated note of the Issuer to a Reporting Person, subject to a working capital adjustment an escrow holdback, and various other terms and conditions. Despite the efforts of the Reporting Persons, an agreement was not reached and the Issuer informed a representative of the Reporting Persons that the Issuer intends to proceed with an alternative transaction. The Reporting Persons believe that no agreement was reached due to the improper advantage that the Issuer provided to another bidder, Mr. Seth Bernstein, and due to what the Reporting Persons believe were unrealistic, improper and unfair negotiating demands of the Issuer and the unwillingness of the Issuer to provide the Reporting Persons with a reasonable opportunity to resolve such demands through discussions with representatives of the Issuer. Accordingly, on the afternoon of May 13, Mr. Stewart Flink, a managing partner of Crestview, wrote to the Issuer's Chief Executive Officer, Mr. Bienvenu, expressing Mr. Flink's grave concern, including as one of the Issuer's largest shareholders, as to how the Issuer handled the proposed transaction, and stating that Mr. Flink viewed that action as typical of Mr. Bienvenu's tenure as CEO of the Issuer. Mr. Flink stressed for Bienvenu the Issuer's intentional and pre-meditated breach of its exclusivity obligation to the Reporting Persons and that the Reporting Persons intend to monitor the Issuer carefully, especially with respect to the terms and conditions of any transaction the Issuer is ultimately able to consummate with respect to the business of Empagio, especially in comparison to the demands made of the Reporting Persons as to such a transaction and the terms and conditions on which the Reporting Persons have attempted to acquire the Empagio business. In this regard, the Reporting Persons are gravely concerned that the terms and conditions upon which the Reporting Persons have been prepared to proceed to acquire the business of Empagio, particularly the terms and conditions set forth would both be superior for the Issuer to the terms and conditions of any other offer received by the Issuer. The Reporting Persons reserve the right to pursue all rights and remedies that they have against the Issuer with respect to the breach of that April 17 letter and otherwise. Likewise, the Reporting Persons reserve the right to pursue all rights and remedies they may have against Mr. Bernstein, Chatham Capital, and the Issuer's senior lender, Fortress Credit, including for (i) blatant interference with the Reporting Person's dealings with the Issuer under the April 17 Letter, a letter and dealings that were in full public view due to the Reporting Person's prior 13D filings and/or (ii) improperly forcing the Issuer to accept an alternative offer for the Empagio business. The Reporting Persons have not decided how to otherwise proceed or what other specific actions to take in light of the Issuer's actions. The Reporting Persons reserve all legal and other rights and remedies available to them.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2007

                               CRESTVIEW CAPITAL MASTER, LLC

                               By: CRESTVIEW CAPITAL PARTNERS, LLC, its
                                   sole Manager

                               By: /s/  Daniel I. Warsh
                                   ---------------------------------------------
                               Name:  Daniel I. Warsh
                               Title: Manager


                               CRESTVIEW CAPITAL PARTNERS, LLC

                               By: /s/  Daniel I. Warsh
                                   ---------------------------------------------
                               Name:  Daniel I. Warsh
                               Title: Manager